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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20459

                               ----------------

                                 SCHEDULE 14D-9

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                          Lifschultz Industries, Inc.
                           (Name of Subject Company)

                          Lifschultz Industries, Inc.
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)

                                  531925 20 4
                     (CUSIP Number of Class of Securities)

                              David K. Lifschultz
                            Chief Executive Officer
                          Lifschultz Industries, Inc.
                              641 West 59th Street
                               New York, NY 10019
                                 (212) 397-7788
 (Name, address and telephone number of personauthorized to receive notice and communications on behalf of the person(s) filing statement)

                                    Copy To:

                              Rob M. Alston, Esq.
                     Jones, Waldo, Holbrook & McDonough, PC
                             1500 Wells Fargo Plaza
                             170 South Main Street
                           Salt Lake City, Utah 84101
                                 (801) 521-3200

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ITEM 1. Subject Company Information

   The name of the subject company is Lifschultz Industries, Inc., a Delaware corporation ("Lifschultz"). The address of the principal executive offices of Lifschultz is 641 West 59th Street, New York, NY 10019, and the telephone number of the principal executive offices of Lifschultz is (212) 397-7788. The title of the class of equity securities to which this Solicitation/Recommendation Statement (this "Statement") relates is common stock, par value $0.001 per share (the "Shares"). As of May 22, 2001, there were outstanding 1,128,476 shares of Common Stock.

ITEM 2. Identity and Background of Filing Person

   The name and address of Lifschultz, which is the person filing this Statement, is set forth in Item 1 above.

   This Statement relates to the tender offer by Saltwater Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect, wholly-owned subsidiary of Danaher Corporation, a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO (the "Schedule TO"), dated May 22, 2001 and filed with the Securities and Exchange Commission, to purchase all of the outstanding Shares at a price of $22.80 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes (the "Offer Price"), upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated May 22, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal") (which together with the Offer to Purchase, each as may be amended and supplemented from time to time, constitute the "Offer"), included in the Schedule TO.

   The Offer is being made by the Purchaser pursuant to the Agreement and Plan of Merger, dated May 15, 2001 (the "Merger Agreement"), by and among the Purchaser, the Parent and Lifschultz. The Merger Agreement provides for the commencement by the Purchaser of the Offer. Provided sufficient Shares are acquired by the Purchaser, and subject to the terms and conditions set forth in the Merger Agreement, the Purchaser will be merged with and into Lifschultz (the "Merger"), with Lifschultz continuing as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of the Parent.

   According to the Schedule TO, the address of the principal executive offices of both the Parent and the Purchaser is 2099 Pennsylvania Avenue, NW, 12th Floor, Washington, D.C. 20006-1813. All information contained in this Statement or incorporated herein by reference concerning the Parent, the Purchaser or their affiliates, or actions or events with respect to any of them, was provided by the Parent or the Purchaser, and Lifschultz takes no responsibility for such information. Information contained in this Statement with respect to Lifschultz and its advisors has been provided by Lifschultz.

ITEM 3. Past Contacts, Transactions, Negotiations and Agreements

Interests of Certain Persons in the Offer and the Merger; Conflicts of Interest

   Certain material contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest between Lifschultz or its affiliates and (a) Lifschultz' executive officers, directors or affiliates, or
(b) the Parent, Purchaser, or their respective executive officers, directors or affiliates are described below and in the exhibits hereto. In considering the recommendations of the Board of Directors of Lifschultz, the Lifschultz stockholders should be aware that members of the Lifschultz Board and Lifschultz's executive officers have interests in the Merger and the Offer which are described herein and in the exhibits hereto and which may present them with certain conflicts of interest. Each of the members of Lifschultz's Board of Directors was aware of these potential conflicts and considered them along with the other factors described in Item 4 below. Also, for a description of the background of the transaction and recent contacts among the Purchaser, the Parent and Lifschultz, see Item 4 below.


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The Merger Agreement

   The summary of the Merger Agreement contained in the Offer to Purchase is incorporated herein by reference. Such summary should be read in its entirety for a description of the terms and provisions of the Merger Agreement. In addition, some of the information set forth below summarizes certain portions of the Merger Agreement and related agreements that relate to the arrangements between Lifschultz, the Parent, the Purchaser and/or Lifschultz's officers and directors. The summary of the Merger Agreement contained in the Offer to Purchase and the information set forth below are qualified in their entirety by reference to the Merger Agreement, a copy of which is filed herewith as Exhibit 3 and incorporated herein by reference. Each stockholder should read the Merger Agreement in its entirety for a more complete description of the summarized material.

Stock Options

   In conjunction with the Merger, the Board of Directors will take such actions as may be required to provide that, as of the effective time of the Merger (the "Effective Time"), each outstanding stock option shall be cancelled in exchange for a lump sum cash payment equal to (1) the product of (x) the number of Shares subject to such option, and (y) the Offer Price, minus (2) the product of (x) the number of Shares subject to such options, and (y) the per share exercise price of such option. Lifschultz currently has outstanding options for 160,884 Common Stock shares, including options held by the following directors and executive officers: David K. Lifschultz, Chairman and CEO of Lifschultz, 45,000 shares; Dennis R. Hunter, President and Chief Financial Officer of Lifschultz and Chairman, CEO and President of Lifschultz subsidiary, Calorimetry Sciences Corporation ("CSC"), 38,181 shares; James C. Triplett, the Chairman and CEO of Lifschultz subsidiary, Hart Scientific, Inc. ("Hart"), 50,000 shares; and Michael Hirst, vice president and director of Hart, 2,000 shares.

Certain Executive Agreements

   At the time the Parent entered into the Merger Agreement, Fluke Electronics Corporation, an indirect, wholly-owned subsidiary of the Parent and the direct parent of the Purchaser ("Fluke"), entered into a consulting and a noncompetition agreement with each of David K. Lifschultz, James C. Triplett, and J. Randall Owen, the President and Chief Operating Officer of Hart. Fluke also entered into a noncompetition agreement with Dennis Hunter. In addition, Lifschultz entered into a termination agreement with Mr. Triplett in connection with certain amounts owed to Mr. Triplett in connection with the proposed sale of Lifschultz. The terms of each agreement will become effective on the Effective Time of the Merger. Hart also has an ongoing employment agreement with Mr. Hirst.

   Mr. Lifschultz's consulting agreement provides that he will provide consulting services to Fluke for a period of one year terminating on the first anniversary of the Effective Time, for purposes of assisting in the implementation of the Parent's acquisition of Lifschultz. Mr. Lifschultz will also be subject to covenants intended to bar his competition and his solicitation of clients or employees for a period of three years following the Effective Time. In addition, Mr. Lifschultz agreed to release Lifschultz, including its subsidiaries and affiliates, from any claims he may have relating to any matters existing at any time at or prior to the Effective Time. Mr. Lifschultz also consented to having his outstanding options to purchase Shares cashed out at the Effective Time, pursuant to the terms of the Merger Agreement. Mr. Lifschultz also agreed to indemnify Fluke, Lifschultz and their respective subsidiaries and affiliates from and against costs and expenses relating to certain judgments previously rendered against Lifschultz Fast Freight, Inc., a wholly-owned subsidiary of Lifschultz Industries, Inc. The terms of the consulting agreement supersede, and render null and void, any agreements Mr. Lifschultz may have had pertaining to his employment with Hart or its subsidiaries or to any compensation owed to him relating to a change in control of Hart or Lifschultz. Subject to the consummation of the Offer and Merger, and in consideration of Mr. Lifschultz's obligations under the consulting agreement, Fluke will pay Mr. Lifschultz a fee of $375,000, payable in two installments of $187,500, the first of which is to be paid upon the

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Effective Time and the second on January 1, 2002. Mr. Lifschultz's consulting agreement will terminate, and no party thereto will have any obligations thereunder, upon termination of the Offer or Merger Agreement.

   Mr. Triplett's consulting agreement provides he will remain employed with Hart until the later of July 31, 2001 or the Effective Time. Thereafter, he will provide a maximum of 1,040 hours of consulting services to Fluke, for purposes of assisting in the implementation of the Parent's acquisition of Lifschultz. Mr. Triplett will also be subject to covenants intended to bar his competition and his solicitation of clients or employees for a period of three years following the Effective Time. In addition, Mr. Triplett agreed, as of the effective time, to release Lifschultz, the Parent and Fluke, including their subsidiaries and affiliates, from any claims he may have relating to any matters existing at any time at or prior to the Effective Time. The Parent will agree to a reciprocal release of Mr. Triplett as of the Effective Time. Mr. Triplett also consented to having his outstanding options to purchase Shares cashed out at the Effective Time, pursuant to the terms of the Merger Agreement. Except for severance payments owed to Mr. Triplett pursuant to the termination of his employment agreement (as described below), certain medical insurance rights and certain indemnification rights to which he is entitled under his employment agreement, the terms of the consulting agreement supersede, and render null and void, any agreements Mr. Triplett may have had pertaining to his employment with Hart or to any compensation owed to him relating to a change in control of Hart or Lifschultz. Subject to the consummation of the Offer and Merger, and in consideration of Mr. Triplett's obligations under the consulting agreement, Fluke will pay Mr. Triplett a fee of $800,000, payable in four annual installments of $200,000, beginning on August 1, 2002. Mr. Triplett's consulting agreement will terminate, and no party thereto will have any obligations thereunder, upon termination of the Offer or Merger Agreement.

   Pursuant to the Sale/Merger/Acquisition Agreement dated as of April 24, 2000 by and between Mr. Triplett and Lifschultz, (the "Sale Agreement"), upon certain acquisitions of Lifschultz, Mr. Triplett is entitled to an amount equal to 10% of the excess amount paid for Lifschultz over $25,000,000, in consideration for services provided by Triplett to Lifschultz in arranging, negotiating and closing such transaction. Simultaneous with the execution of the Merger Agreement, Lifschultz and Mr. Triplett entered into a termination agreement which provides that, pursuant to the Sale Agreement, at the Effective Time Lifschultz will pay or cause to be paid to Mr. Triplett an amount equal to approximately $715,000, and that upon such payment all rights and obligations under the Sale Agreement will terminate.

   Under the terms of the Employment Agreement dated as of August 25, 1997, by and between Hart and Mr. Triplett, if the employment agreement is terminated by Hart without cause, Mr. Triplett is entitled to a severance payment equal to 50% of the base compensation remaining to be paid to him over the term of the Employment Agreement. On May 15, 2001, Mr. Triplett's Employment Agreement was terminated without cause as of the Effective Time (provided that, to the extent that the Effective Time occurs prior to July 31, 2001, Mr. Triplett will remain an at-will employee of Hart until July 31, 2001), and Mr. Triplett will be entitled to a payment of approximately $1,295,000 as a result of such termination.

   Mr. Owen's consulting agreement provides he will remain employed with Hart until the later of July 31, 2001 or the Effective Time. Thereafter, he will provide 600 hours of consulting services to Fluke for a period terminating on the first anniversary of the date his employment with Hart is terminated, for purposes of assisting in the implementation of the Parent's acquisition of Lifschultz. Mr. Owen will also be subject to covenants intended to bar his competition and his solicitation of clients or employees for a period of three years following the Effective Time. In addition, Mr. Owen agreed, as of the Effective Time, to release Lifschultz, the Parent and Fluke, including their subsidiaries and affiliates, from any claims he may have relating to any matters existing at any time at or prior to the Effective Time. The Parent will agree to a reciprocal release of Mr. Owen as of the Effective Time. Mr. Owen also consented to having his outstanding options to purchase Shares cashed out at the Effective Time, pursuant to the terms of the Merger Agreement. The terms of the consulting agreement supersede, and render null and void, any agreements Mr. Owen may have had pertaining to his employment with Hart or to any compensation owed to him relating to a change in control of Hart or Lifschultz. Subject to the consummation of the Offer and Merger, and in consideration of Mr. Owen's obligations under the consulting agreement, Fluke will pay Mr. Owen a fee of $330,000 upon severance of his

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employment with Hart. Mr. Owen's consulting agreement will terminate, and no party thereto will have any obligations thereunder, upon termination of the Offer or Merger Agreement.

   Mr. Hunter's agreement provides that, in consideration for Mr. Hunter waiving any rights or agreements he may have had pertaining to his employment with Lifschultz or any affiliate or subsidiary thereof (except for severance payments owed to Mr. Hunter pursuant to the termination of his employment agreement (as described below) and except for certain debt in the amount of $72,000 that Lifschultz owes to Mr. Hunter) or to any compensation owed to him relating to a change in control of Lifschultz or any affiliate or subsidiary thereof, Fluke will pay him a fee of $250,000 upon the Effective Time of the Merger. Mr. Hunter will also be subject to covenants intended to bar his competition and his solicitation of clients or employees for a period of two years following the termination of his employment with Fluke or any subsidiary or affiliate thereof. In addition, Mr. Hunter agreed to release Lifschultz and Fluke, including their respective subsidiaries and affiliates, from any claims he may have relating to any matters existing at any time at or prior to the Effective Time. Mr. Hunter also consented to having his outstanding options to purchase Shares cashed out at the Effective Time, pursuant to the terms of the Merger Agreement. Mr. Hunter's agreement will terminate, and no party thereto will have any obligations thereunder, upon termination of the Offer or Merger Agreement.

   Under the terms of the employment agreement dated as of August 1, 1998, by and between CSC and Mr. Hunter, if Mr. Hunter is terminated by CSC without cause, Mr. Hunter is entitled to a severance payment equal to 50% of the base compensation remaining to be paid to him over the term of the employment agreement. On May 15, 2001, Mr. Hunter's employment agreement was terminated without cause effective as of the Effective Time of the Merger, although Mr. Hunter will be retained as of the Effective Time as an at-will employee. At the Effective Time, Mr. Hunter will be entitled to a payment of approximately $461,000 as a result of such termination.

   Mr. Hirst has an employment agreement with Hart with a ten year term beginning August 1, 1993. Under the agreement, Mr. Hirst received an annual salary and bonus of approximately $260,000 during Lifschultz's 1999-2000 fiscal year. Additionally, after ten years and cessation of full-time employment, Hart agrees to employ Mr. Hirst as a part-time consultant for five years at 25% of the Agreement's sixth-year base compensation, for a maximum of 500 hours of consultation per year. If Hart terminates the agreement before the end of the term without cause, Mr. Hirst is entitled to 50% of his remaining base compensation or one year's salary, whichever is greater. Failure by a successor of Hart to fully assume Mr. Hirst's contract will require the immediate payment of all yet to be paid compensation and an additional $200,000 in compensation to Mr. Hirst. Mr. Hirst may terminate the agreement without cause upon 90 days notice after July 31, 1998. The agreement further contains provision regarding assignment of inventions by Mr. Hirst, a two-year covenant not to compete by Mr. Hirst, and indemnification by Hart.

Board Compensation Arrangements

   In conjunction with the Merger, the Lifschultz Board determined to pay $60,000 each to Board members Joseph Fatony and James Solomon. The payments, which will be made upon the Effective Time, were granted by the board in recognition of the contributions of these directors to the success of the Merger negotiations, the longevity of their service to Lifschultz, and the low compensation historically received by those directors for their Board service.

Stockholders Agreement

   Concurrently with the execution of the Merger Agreement, the Parent entered into a Stockholders' Agreement with David K. Lifschultz, Sidney B. Lifschultz, Lawrence Lifschultz, David A. Berman, the Sidney B. Lifschultz 1992 Family Trust, Michael Hirst and J. Randall Owen (each, a "Principal Stockholder"). Together, the Principal Stockholders, as of May 15, 2001, owned or had voting and investment control over 478,189 Shares, or approximately 42% of the outstanding Shares. Under the terms of the Stockholders'

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Agreement, certain Shares held by a corporation of which David Lifschultz is an officer and director are not considered beneficially owned by Mr. Lifschultz for the purposes of the Stockholders' Agreement.

   Pursuant to the Stockholders' Agreement, each Principal Stockholder has agreed to tender or cause to be tendered in the Offer all Shares owned of record or beneficially by such Principal Stockholder. Each Principal Stockholder has also agreed to vote or cause to be voted all Shares owned of record or beneficially by such Principal Stockholder:

  .  in favor of the Merger and the Merger Agreement, and

  . unless otherwise requested by the Parent, against (1) any merger agreement, merger, consolidation, liquidation or winding up of, by or involving Lifschultz or any of its subsidiaries, (2) any Acquisition Transaction, and (3) any amendment or modification of the certificate of incorporation or bylaws of Lifschultz or any of its subsidiaries, or any other proposal or transaction involving Lifschultz or any of its subsidiaries which is reasonably likely to (A) prevent, impede, impair, frustrate or nullify the Offer, the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement, or (B) change any of the voting rights of any class of capital stock or other securities of Lifschultz (collectively, the "Negative Voting Matters").

Each Principal Stockholder also granted the Parent a proxy to vote the Shares owned of record and beneficially by such Principal Stockholder:

  . in favor of the Merger, the Merger Agreement and the transactions contemplated thereby,

  . against any Negative Voting Matter or any other action or agreement that would result in a breach or inaccuracy by Lifschultz under the Merger Agreement, and

  . in favor of any other matter necessary for the consummation of the Offer and the other transactions contemplated under the Merger Agreement or the Stockholders' Agreement.

Each Principal Stockholder has also agreed not to transfer or otherwise dispose of, or grant any other proxy with respect to, or change or agree to change the beneficial ownership of, such Principal Stockholder's Shares. Each Principal Stockholder has further agreed not to, and not to permit or authorize his, her or its affiliates, representatives or agents to, directly or indirectly, encourage, solicit, explore, participate in or initiate discussions or negotiations with, or provide or disclose any information to, any corporation, partnership, person or other entity or group (other than the Parent, the Purchaser or any of their affiliates or representatives) concerning any Acquisition Transaction or enter into any contract, arrangement or understanding requiring Lifschultz to abandon, terminate or fail to consummate the Merger or any other transactions contemplated by the Merger Agreement.

   The Stockholders' Agreement and the parties' obligations thereunder terminate on the earlier of (1) payment for the Shares owned by the Principal Stockholders pursuant to the Offer, or (2) termination of the Merger Agreement.

Indemnification and Insurance

   Pursuant to the Merger Agreement, the Parent has agreed that from and after the Effective Time, the certificate of incorporation and the bylaws of the Surviving Corporation will contain provisions with respect to indemnification and exculpation from liability that are no less favorable than those provisions set forth in Lifschultz's certificate of incorporation and bylaws on the date of the Merger Agreement. The Parent has also agreed not to amend, repeal or otherwise modify these provisions for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who on or prior to the Effective Time were directors, officers, employees or agents of Lifschultz, unless such amendment, repeal or modification is required by law. The Parent has also agreed that it will not cancel Lifschultz's directors' and officers' liability insurance policy for a period of two years immediately following the Effective Time. In the

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event that the Parent or the Surviving Corporation consolidates or merges with another person or transfers its assets to another person, it shall make proper provisions to assure that these obligations are assumed.

ITEM 4. The Solicitation or Recommendation

Recommendation of the Board

   At a meeting held on May 15, 2001, duly noticed and called, the Lifschultz Board of Directors ("Board"), by unanimous vote of all directors and in accordance with Delaware law, determined that the Merger Agreement and each of the transactions contemplated thereby, including each of the Offer and the Merger, are advisable, fair to and in the best interests of Lifschultz and its stockholders, approved the Offer and the Merger and adopted the Merger Agreement in accordance with the General Corporation Law of the State of Delaware, recommended that the stockholders of Lifschultz accept the Offer and tender their Shares pursuant to the Offer, and recommended that the stockholders of Lifschultz approve the Merger (if such approval is required by applicable law).

   A copy of a letter to all stockholders of Lifschultz communicating the recommendations of the members of the Lifschultz Board is filed as Exhibit 5 hereto and is incorporated herein by reference.

Background; Reasons for the Recommendation of the Board

 Background

   From time to time, Lifschultz has been approached concerning the possibility of a business combination with other companies in related industries. Within the past five years, Lifschultz has had discussions with some of these companies regarding a possible business combination. Set forth below is a summary of the discussions and negotiations between Lifschultz, the Parent and Fluke.

   During 1998 and 1999, Hart and Fluke conducted negotiations to establish an arrangement whereby Hart would produce Hart dry well temperature calibrators for Fluke under the Fluke brand name. Fluke entered into an agreement with Hart on August 6, 1999, wherein Fluke agreed to buy certain instruments from Hart at certain fixed prices and in certain estimated quantities. Fluke paid Hart approximately $56,000 under the agreement for Lifschultz's fiscal year ended July 31, 2000 and has paid Hart approximately $145,000 from August 1, 2000 through April 30, 2001.

   On April 19, 2000, Mr. Triplett and the Lifschultz Board discussed pursuing a possible acquisition of Lifschultz. Mr. Triplett was authorized to handle discussions and negotiations regarding a possible acquisition with the Parent and another company that were considered by the Board to be the most likely acquisition candidates.

   In August 2000, Mr. Triplett indicated to Mr. Tom Johnson, Fluke Precision Measurement Business Manager, that David K. Lifschultz, the Chairman of the Board and largest shareholder of Lifschultz, was considering selling Lifschultz. Mr. Triplett inquired whether Fluke and the Parent were interested in exploring a potential purchase of Lifschultz.

   Several weeks later, Mr. Johnson indicated to Mr. Triplett that Fluke and the Parent needed to perform further research before responding to Mr. Triplett's inquiry.

   In November 2000, Mr. Johnson and Mr. Warren Wong, Fluke's engineering manager, visited Hart's facilities in Utah to learn more about its operations.

   In December 2000, Mr. Chris Eppel, the Parent's Director of Business Development, Mr. James Cavoretto, Vice President, Worldwide Engineering of Fluke, and Mr. Johnson met with Mr. Triplett at Hart. Mr. Eppel indicated to Mr. Triplett the Parent's initial interest in pursuing discussions to purchase Hart or possibly all of

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Lifschultz. Mr. Triplett discussed with Messrs. Eppel, Cavoretto and Johnson the business outlook of Hart and the operations of Lifschultz.

   On January 26, 2001, Mr. Paul Burgon, the Parent's Manager of Corporate Development, and Mr. Eppel called Mr. Triplett to indicate that the Parent would consider purchasing all the outstanding shares of Lifschultz for a gross purchase price of $28-30 million, subject to the Parent Board approval, satisfactory due diligence and negotiation of a definitive agreement between Lifschultz and the Parent. Mr. Triplett made a counter offer to Mr. Burgon of $35 million subject to the same requirements.

   On February 27, 2000, Hart signed a confidentiality agreement with the Parent.

   Mr. James Lico, President of Fluke, Mr. Eppel, Mr. Johnson, Mr. Burgon and certain other Fluke managers visited Hart at various times between February 26, 2001 and March 27, 2001 to conduct further due diligence on Lifschultz and Hart. During these visits, representatives of the Parent and Fluke met with Mr. Hunter, President and director of Lifschultz and President and Chief Executive Officer of CSC, to discuss the business prospects of CSC as well as certain matters regarding Lifschultz.

   The Parent has advised Lifschultz as follows: On March 1, 2001, the Parent's Board of Directors reviewed the business of Lifschultz and a summary of the negotiations between the parties up to that date. At that time, the Parent's Board unanimously approved the transaction, subject to satisfactory completion of due diligence and negotiation of a definitive agreement on acceptable terms.

   Over a period of several weeks following March 1, 2001, Mr. Burgon and Mr. Triplett spoke at various times to discuss the proposed purchase price and the overall structure of the proposed transaction and future marketing efforts in each case subject to satisfactory due diligence and agreement on other terms.

   Between March 13, 2001 and May 15, 2001, the Parent conducted legal due diligence on Lifschultz and its subsidiaries.

   During the months of January through April, 2001, the management teams of Lifschultz reviewed in more detail the business of the Parent and the acquisitions it had recently conducted. Mr. Triplett also consulted regularly with Lifschultz Board members on an informal basis throughout this period regarding details of the Parent's due diligence and negotiations with the Parent.

   On April 16, 2001, the Lifschultz Board met with Mr. Triplett, at which time Mr. Triplett again briefed the Board on all aspects of the contacts and negotiations to date with the Parent. The Board reviewed information from Houlihan and Mr. Triplett on various aspects of the transaction and the negotiations, after which the Lifschultz Board unanimously approved the transaction, subject to satisfactory negotiation of a definitive agreement on acceptable terms. The Board further authorized Mr. Triplett to continue negotiations and execute a letter of intent with the Parent.

   On April 17, 2001, the Parent and Lifschultz signed a non-binding letter of intent relating to the purchase of Lifschultz by the Parent. The letter of intent contemplated that the Parent would pay a per share purchase price of approximately $22.80 and approximately $2.8 million in Lifschultz transaction-related expenses. In addition, the letter of intent contemplated that the Parent would pay additional amounts for non-competition and consulting agreements with certain executive officers of Lifschultz and Hart. The letter of intent was non-binding, except that Lifschultz was prohibited from conducting discussions relating to a business combination with other parties for a period of 60 days from the date of the letter of intent.

   Between April 16, 2001 and May 15, 2001, Mr. Triplett continued to consult regularly with Lifschultz Board members on an informal basis regarding details of negotiations with the Parent.


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   Between April 19, 2001 and May 15, 2001, the Parent and Lifschultz
negotiated the Merger Agreement and the Stockholders' Agreement and the consulting and non-competition agreements to be entered into with Messrs. Triplett, Lifschultz, Hunter and J. Randall Owen.

   On May 15, 2001, the Lifschultz Board of Directors was presented with the final form of Merger Agreement and terms of the proposed transaction. At this meeting, Houlihan Valuation Advisors also delivered to the Lifschultz Board its opinion as to the fairness, from a financial point of view, to the disinterested stockholders of Lifschultz of the per share amount to be paid in the Offer and Merger. After full discussion, the Lifschultz Board unanimously determined that the Merger Agreement and each of the transactions contemplated thereby were advisable, fair to and in the best interests of Lifschultz and its stockholders and approved the Offer and the Merger and adopted the Merger Agreement.

   The Merger Agreement, the Stockholders' Agreement and the consulting and noncompetition agreements were finalized and signed by the applicable parties after the close of business on May 15, 2001. The Merger Agreement provided for a per share purchase price in the Offer and Merger of $22.80 and approximately $3.2 million in Lifschultz transaction-related expenses. Press releases announcing the transaction were issued by both parties between 8:00 and 8:30 a.m. Eastern Time on May 16, 2001.

 Reasons for the Recommendation of the Lifschultz Board

   The Board has approved the Offer and the Merger Agreement, and recommends that stockholders tender their Shares in the Offer. In reaching this determination, the Board consulted with Lifschultz's senior officers and financial advisor, and considered the following important factors that supported the Board's recommendations:

  (i) The amount of consideration to be received by Lifschultz' stockholders in the Offer and the Merger pursuant to the Merger Agreement, as well as the fact that the stockholders would receive a cash payment with no financing condition;

  (ii) Lifschultz' prospects if it were to remain independent and continue to do business in the instrumentation market, including the risks inherent in remaining independent, and the prospects of Lifschultz going forward as an independent company in that market;

  (iii) The possible alternatives to the Offer and the Merger (including the possibility of continuing to operate Lifschultz as an independent entity), the range of possible benefits to Lifschultz' stockholders of such alternatives and the timing and the likelihood of accomplishing the goal of any of such alternatives;

  (iv) The financial condition, historical results of operations and business and strategic objectives of Lifschultz, as well as the risks involved in achieving those objectives;

  (v) Other historical information concerning Lifschultz' business, prospects, financial performance and condition, operations, technology, management and competitive position in the instrumentation market;

  (vi) The fact that the $22.80 cash consideration to be paid in the Offer and as the consideration in the Merger represented a premium of approximately 20% over Lifschultz' stock price of $19.00 on May 15, 2001 the last trading day before announcement of the execution of the Merger Agreement;

  (vii) Current financial market conditions and historical market prices, the extreme volatility historically experienced with the trading price of the Shares, and trading information with respect to the Shares;

  (viii) The discussions with other potential buyers undertaken before the signing of the Merger Agreement, as described under "Background";

  (ix) The written opinion of Houlihan Valuation Advisors ("Houlihan") dated May 15, 2001, that as of such date, and based on and subject to the assumptions, limitations and qualifications set forth in the opinion, the proposed consideration to be received by disinterested holders of Shares in the Offer and Merger pursuant to the Merger Agreement was fair to such stockholders from a financial point of view. The full text of the written opinion of Houlihan setting forth the procedures followed, the matters considered, the assumptions and qualifications made and the limitations on the review undertaken by Houlihan in arriving at its opinion is attached hereto as Exhibit 16. Stockholders are urged to, and should, read such opinion carefully and in its entirety. Such opinion is directed to the Lifschultz Board in connection with their consideration of the Merger Agreement and addresses only the fairness (from a financial point of view) of the consideration to be received by disinterested holders of Shares in the Offer and the Merger pursuant to the Merger Agreement. Such opinion does not address any other aspect of the Offer or the Merger and does not constitute an opinion or a recommendation to any stockholder as to whether to tender Shares in the Offer or how to vote with respect to the Merger;

  (x) The likelihood that the proposed acquisition would be consummated, in light of the experience, reputation and financial capabilities of the Parent, and that the proposed acquisition would be consummated more quickly than a combined cash and stock-for-stock merger and, on the other hand, the risks to Lifschultz if the acquisition were not consummated or were not consummated for a significant period of time, including a potential negative effect on Lifschultz' sales and operating results and Lifschultz' stock price;

  (xi) The terms of the Merger Agreement and Stockholders' Agreement, including the parties' representations, warranties and covenants, and the conditions to their respective obligations, as well as the ability of the Lifschultz Board to consider and recommend a superior alternative transaction under certain conditions; and

  (xii) The fact that major Lifschultz stockholders were in favor of the transaction and willing to sign the Stockholders' Agreement.

   The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but summarizes the material factors considered by the Board. The Board did not assign relative weights to the above factors or determine that any factor was of particular importance. Rather, the Lifschultz Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Lifschultz Board assigned different weights to the various factors described above.

   The Lifschultz Board recognized that, while the consummation of the Offer gives Lifschultz's stockholders the opportunity to realize a premium over the price at which the Shares were traded during the period prior to the public announcement of the Offer, tendering in the Offer would eliminate the opportunity for such stockholders to participate in the future growth and profits of Lifschultz. The Lifschultz Board believes that the loss of this opportunity was fully reflected in the Offer Price. The Lifschultz Board recognized that there can be no assurance as to the level of growth or profits to be attained by Lifschultz, if it remained independent, or by the Surviving Corporation.

   It is expected that, if the Shares are not purchased by the Purchaser in accordance with the terms of the Offer or if the Merger is not consummated, Lifschultz' current management, under the general direction of the Lifschultz Board, will continue to manage Lifschultz as an ongoing business and may explore other merger or acquisition opportunities.

Intent to Tender

   To the best of the knowledge of Lifschultz, each executive officer, director, or affiliate of Lifschultz that owns Shares presently intends to tender in the Offer all Shares that they own of record or beneficially, except that the Shares held by Hart and CSC will not be tendered in the Offer, and except that Shares purchasable upon the exercise of outstanding stock options will not be tendered because the executive officers, directors and affiliates who hold options have agreed that such options will be cashed out at the Effective Time, pursuant to the Merger Agreement. The Shares held by those Lifschultz subsidiaries will be retained by them and retired following the Merger. Also, see Item 3 above for a discussion of the Stockholders' Agreement, under which certain of Lifschultz's major stockholders have indicated a commitment to tender their Shares pursuant to the Offer.

ITEM 5. Person/Assets Retained, Employed, Compensated, or Used

   Lifschultz retained Houlihan to act as its exclusive financial advisor in connection with the Offer and the Merger. Pursuant to the terms of this engagement, Lifschultz agreed to pay Houlihan for its services an aggregate fee of $42,000. Lifschultz has also agreed to reimburse Houlihan for reasonable out-of-pocket expenses (including reasonable fees and expenses of counsel), and to indemnify Houlihan and certain related persons against various liabilities. Lifschultz selected Houlihan as its financial advisor because it is a recognized firm that has substantial experience and expertise providing strategic services in transactions similar to the Offer and the Merger.

   Neither Lifschultz nor any person acting on its behalf has employed, retained or agreed to compensate any other person to make solicitations or recommendations to the Lifschultz stockholders on behalf of Lifschultz concerning the Offer and the Merger.

ITEM 6. Interest in Securities of the Subject Company

   To the knowledge of Lifschultz, other than the Stockholders' Agreement and the agreements of Lifschultz option holders to allow the cash-out of their options in conjunction with the Merger, no transactions in Shares have been effected during the past 60 days by Lifschultz or any of its executive officers, directors, affiliates or subsidiaries.

ITEM 7. Purposes of the Transaction and Plans or Proposals

   Except as described in Items 3 and 4 above, including as set forth in the Offer, Lifschultz is not currently undertaking or engaged in any negotiations in response to the Offer that relates to (1) a tender offer or other acquisition of Lifschultz securities by Lifschultz, any of its subsidiaries, or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Lifschultz or any subsidiary of Lifschultz, (3) a purchase, sale or transfer of a material amount of assets by Lifschultz or any subsidiary of Lifschultz, or (4) any material change in Lifschultz' dividend rate or policy, or its indebtedness or capitalization.

   Except as described in Items 3 and 4 above, there are no transactions, board resolutions, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the matters referred to in clauses (1) through (4) of the preceding paragraph.

ITEM 8. Additional Information

Other Information.

   Reference is hereby made to the Exhibits attached to and included with this Statement.

   As a Delaware corporation, Lifschultz is subject to the provisions of
Section 203 of the Delaware General Corporation Law. In general, Section 203 would prevent an "interested stockholder" (generally defined as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of shares of outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (3) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, the Lifschultz Board has approved the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Merger.

ITEM 9. Exhibits

   The following exhibits are filed with this Schedule 14D-9:

  Exhibit
    No.                                 Description
  -------                               -----------
 Exhibit 1  Offer to Purchase, dated May 22, 2001 (incorporated by reference to
            Exhibit (a)(1) to the Schedule TO).*
 Exhibit 2  Form of Letter of Transmittal (incorporated by reference to Exhibit
            (a)(2) to the Schedule TO).*
 Exhibit 3  Agreement and Plan of Merger, dated as of May 15, 2001, among
            Lifschultz, the Purchaser and the Parent (incorporated by reference to Exhibit (d)(1) to the Schedule TO).
 Exhibit 4  Stockholders' Agreement, dated as of May 15, 2001, among the
            Parent, David K. Lifschultz, Sidney B. Lifschultz, Lawrence
            Lifschultz, David A. Berman, the Sidney B. Lifschultz 1992 Family
            Trust, Michael Hirst and J. Randall Owen (incorporated by reference to Exhibit (d)(3) to the Schedule TO).
 Exhibit 5  Letter to stockholders of Lifschultz Industries, Inc. dated May 22,
            2001.*
 Exhibit 6  Consulting Agreement, dated May 15, 2001 between James C. Triplett and Fluke Electronics Corporation (incorporated by reference to
            Exhibit (d)(4) to the Schedule TO).
 Exhibit 7  Consulting Agreement, dated May 15, 2001 between David K.
            Lifschultz and Fluke Electronics Corporation (incorporated by reference to Exhibit (d)(5) to the Schedule TO).
 Exhibit 8  Employment Severance and Consulting Agreement, dated May 15, 2001 between J. Randall Owen and Fluke Electronics Corporation
            (incorporated by reference to Exhibit (d)(6) to the Schedule TO).
 Exhibit 9  Agreement, dated May 15, 2001 between Dennis Hunter and Fluke
            Electronics Corporation (incorporated by reference to Exhibit
            (d)(7) to the Schedule TO).
 Exhibit 10 Termination Agreement, dated May 15, 2001 between James C. Triplett and Lifschultz (incorporated by reference to Exhibit (d)(8) to the
            Schedule TO).
 Exhibit 11 Confidentiality Agreement, dated February 24, 2001, between
            Lifschultz and the Parent (incorporated by reference to Exhibit
            (d)(2) to the Schedule TO).
 Exhibit 12 Employment Agreement for Michael Hirst, dated August 1, 1993
            (incorporated by reference to Exhibit 10.07 to Lifschultz's 1997
            Form 10-KSB).
 Exhibit 13 Press Release issued May 16, 2001 by the Parent (incorporated by reference to Exhibit (a)(6) to Schedule TO).
 Exhibit 14 Press Release issued May 16, 2001 by Lifschultz (incorporated by reference to the Schedule 14D-9 filed by Lifschultz on May 16,
            2001).
 Exhibit 15 Press Release issued May 16, 2001 by Fluke Corporation
            (incorporated by reference to Exhibit (a)(7) to the Schedule TO).
 Exhibit 16 Opinion of Houlihan Valuation Advisors, dated May 15, 2001
            (included as Annex A to this Schedule 14D-9).*

--------
* Included with the Schedule 14D-9 mailed to Lifschultz stockholders.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Lifschultz Industries, Inc.

                                                   /s/ Dennis R. Hunter
                                          By: _________________________________
                                                     Dennis R. Hunter
                                                         President

Date: May 22, 2001

                                                                         ANNEX A

                                                                    May 15, 2001

Lifschultz Industries, Inc.
Board of Directors
c/o James C. Triplett, CEO
Hart Scientific, Inc.
799 East Utah Valley Drive
American Fork, Utah 84003

Re: Fairness Opinion Regarding The Acquisition of Lifschultz Industries, Inc. Equity On A Fully Diluted Basis.

Gentlemen:

   Houlihan Valuation Advisors ("HVA") has been retained by the Board of Directors of Lifschultz Industries, Inc. ("Lifschultz" or the "Company") to issue a fairness opinion regarding the Acquisition of Lifschultz's equity (including subsidiaries) on a fully diluted basis by Danaher Corporation ("Danaher"). This fairness opinion (the "Opinion") is issued from a financial point of view from the perspective of the disinterested shareholders in Lifschultz as of the date of the Agreement. This Opinion is as of May 15, 2001. If circumstances change which would render this opinion invalid as of the above date, the Opinion will be reviewed and updated by HVA.

Overview

 Lifschultz Industries, Inc.

   Lifschultz is engaged, through its wholly owned subsidiary, Hart Scientific, Inc., ("Hart") and Hart's wholly owned subsidiary, Calorimetry Sciences Corporation ("CSC"), in the development, manufacturing, and marketing of scientific and industrial calorimetry instrumentation and industrial temperature calibration equipment. The Company is also involved in managing the activities of a nonoperating, wholly owned subsidiary, Lifschultz Fast Freight, which has as its principal remaining asset a lease on certain real property in New York City.

   Hart's business strategy is to target narrow market niches in temperature calibration equipment and high performance calorimetry applications, build solution-oriented products for those niches, and capture a significant part of the market for each such product category. Hart has products that are marketed to the battery industry, the medical research industry, pharmaceutical companies, the biotechnology industry and industrial manufacturing companies of all types.

   Hart manufactures and markets temperature calibration services, calibration seminars, constant temperature baths, microprocessor readout devices (thermometers), primary standards, dry-wells and a variety of other temperature calibration devices. Products manufactured and marketed by Hart's subsidiary CSC include biological scanning calorimeters, heat conduction calorimeters, several specialty calorimeters, parison calorimeters, plastics testing devices and various custom instruments. A calorimeter is a device that measures quantities of heat energies.

   Hart owns a manufacturing and office facility in American Fork, Utah, while CSC leases a manufacturing and office facility in Spanish Fork, Utah.

 Danaher Corporation

   Danaher Corporation conducts its operations through two business segments:
Process/Environmental Controls, and Tools and Components. The Process/Environmental Controls segment produces and sells compact, professional electronic test tools; underground storage tank leak detection systems and motion, position, speed, temperature, level and position instruments and sensing devices; power switches and controls; communication line products; power protection products; liquid flow and quality measuring devices; quality assurance products and systems; safety devices; and electronic and mechanical counting and controlling devices. The Tools and Components segment produces and distributes general-purpose mechanics' hand tools and automotive specialty tools.

   In July 2000, Danaher completed the acquisition of Colfax Corp.'s Warner Electric motion control business for $144 million. In January 2001, the Company completed the acquisition of United Power Corporation, a manufacturer of power quality products. The Process/Environmental Controls segment is comprised of Hach Company, Fluke Corporation, Veeder-Root Company, Danaher Controls, Partlow/West, Anderson Instruments, West Instruments, Qualitrol Corporation, A.L. Hyde Company, Hengstler, McCrometer, the controls product line business units of Joslyn Corporation and Pacific Scientific Company, Namco Controls, Dolan-Jenner, Atlas Copco Controls, M&M Precision Systems, Communications Technology Corporation, Gems Sensors and the Dr. Bruno Lange Group. The segment's products are distributed by the Company's sales personnel and independent representatives to original equipment manufacturers (OEMs), distributors and other end users.

   The Company has a leadership position in the water quality testing and control market, into which is sold its Hach, Dr. Lange, Pacific Scientific, and Sigma branded products. The Company markets these products worldwide, both direct to end users and through distributors.

   Fluke is engaged in the design, manufacture and marketing of compact, professional electronic test tools. Fluke distributes its products in over 100 countries, serving two major markets: industrial tools and networks. M&M Precision Systems provides both quality assurance products and systems that enhance both quality and manufacturing effectiveness as well as motion products which are generally components of other devices.

   Pacific Scientific has two major product lines, motion and safety equipment. Nearly half of Pacific Scientific's sales consist of electric motors, drives and controls. The Company also manufactures and sells electronic drives as part of its Atlas Copco Controls division. These electric motors and controls are sold primarily to OEMs who incorporate them into a wide variety of products. Safety equipment is sold mainly in the aviation and aerospace industry. The Company also provides worldwide sales, service and repair of its products for airlines and other users of safety equipment. Other business lines within this segment include extruded thermoplastic mill shapes and custom molded plastic products.

   The Tools and Components segment is comprised of the Danaher Hand Tool Group (including Special Markets, Professional Tool Division and Asian Tool Division), Matco Tools, Jacobs Chuck Manufacturing Company, Delta Consolidated Industries, Jacobs Vehicle Systems Company, Hennessy Industries and the hardware and electrical apparatus lines of Joslyn Manufacturing Company (JMC). In addition to general purpose mechanics' hand tools and automotive specialty tools, products manufactured by these companies include tool boxes and storage devices, diesel engine retarders, wheel service equipment, drill chucks, custom designed headed tools and components, hardware and components for the power generation and transmission industries, high quality precision socket screws, fasteners, and high quality miniature precision parts.

   Danaher Tool Group (DTG) is a worldwide producer of general purpose mechanics' hand tools (primarily ratchets, sockets and wrenches) and specialized automotive service tools for the professional and "do-it-yourself" markets. DTG has been the principal manufacturer of Sears, Roebuck and Co.'s Craftsman line of mechanics' hand tools for over 60 years. For over 30 years, DTG has also been a primary supplier of specialized automotive service tools to NAPA, which has approximately 6,100 outlets. In addition, DTG has been the designated supplier of general-purpose mechanics' hand tools to NAPA since 1983. DTG specialized automotive service tools also are sold under the K-D Tools brand, and its industrial tools and products are sold under the Armstrong and Allen brand names. Fastener products under the Holo-Krome name are sold to independent distributors and other customers in the "do-it-yourself," professional automotive, commercial and industrial markets.

   Jacobs is the market leader in the drill chuck business. Delta is a leading manufacturer of pickup truck toolboxes and industrial storage boxes and its products are sold under the DELTA and JOBOX brand names. Wheel service equipment is manufactured under the Coats, Bada, and Ammco brand names. Products include tire changers, wheel balancers, wheel weights and brake service equipment. Diesel engine retarders are manufactured at Jacobs Vehicle Systems Company. The Jake Brake technology was developed by Jacobs Vehicle and represents the leading brand of engine retarders. JMC manufactures a wide variety of products used in the construction and maintenance of electric power, telephone and cable television systems. Its products range from specialized fasteners to sophisticated castings and forgings. JMC also manufactures surge protection devices for the electric power utility industry.

The Transaction--Letter of Intent, Stockholders' Agreement and Agreement and Plan of Merger

   A Letter of Intent ("Letter"), dated April 17, 2001, was directed to James
C. Triplett, CEO of Hart confirming the contemplation of Danaher with respect to the acquisition of Lifschultz's equity on a fully diluted basis for a total purchase price of $32.143 million. The Stockholder's Agreement indicated that the tender offer would also include the Series A shares and Series E shares of the Company. The Letter specified that the total purchase price includes an allowance for transaction related expenses. In addition, Danaher will also assume Lifschultz's net debt at closing.

   Based upon information provided by Management, there are 1,127,326 shares of common stock currently outstanding excluding the Series A and Series E preferred stock that were converted prior to the transaction. There are an additional 5,200 shares of Series A preferred stock that is convertible into
0.2 shares of common stock. Also, there are 552 shares of Series E preferred stock issued. The Series E preferred also converts to 0.2 shares of common stock. Finally, there are options for 160,884 shares of common stock. Based on information provided by Management, the following presents the shares of common stock, options, Series A preferred (after conversion to common stock) and Series E preferred (after the conversion to common stock) that will be purchased by Danaher:

      Common Stock Currently Outstanding.............................. 1,127,326
      Common Stock Options Outstanding................................   160,884
      Series A (after conversion).....................................     1,040
      Series E (after conversion).....................................       110
                                                                       ---------
        Total......................................................... 1,289,360

   At this time management has determined that transaction costs will total $3,202,000. Based on the transaction cost above, and the fact that 20,481 shares of Lifschultz common stock held by its subsidiaries will not be tendered and will be cancelled without payment at the effective time of the merger, the net per share value is estimated at $22.80.

   The Letter indicated that the transaction is subject to the approval of The Board of Directors of Lifschultz and Danaher and shareholders and regulatory approval, if applicable, satisfactory due diligence of Danaher, and based on the assumption that there are no material adverse changes to the business of Lifschultz.

   HVA has been retained by the members of the Board of Directors of Lifschultz to issue a fairness opinion ("Opinion") regarding the aforementioned Letter of Intent and proposed transaction.

Approach and Methodology

   HVA's primary business is the valuation of businesses and business interests, including privately held and publicly traded companies for purposes including mergers and acquisitions, divestiture, public offerings, gift and estate tax planning, recapitalization, consolidations, buy/sell agreements, marital dissolution, Employee Stock Ownership Plans and other objectives.

   In delivering this opinion, HVA has considered the following:

  .  The nature of the business and the Company's background

  .  The most current national and local economic outlook

  .  A review of the temperature calibration market in general

  . A review of the financial operations of Lifschultz and its wholly owned subsidiaries

  . An outlook for the Company's future earnings prepared by the management of Hart/Lifschultz

  .  The reported book value of the Company and its most current earnings

  .  Historical stock quotes for Lifschultz

  . Valuation multiples for publicly traded companies in similar or related lines of business

   Specific documents relied upon in arriving at our opinion and analyses conducted include:

  . Audited consolidated financial statements for Lifschultz Industries and Subsidiaries for fiscal years ended July 31, 1996 and 1995.

  . Audited consolidated financial statements for Lifschultz Industries and Subsidiaries for fiscal years ended July 31, 1997 and 1996.

  . Audited consolidated financial statements for Lifschultz Industries and Subsidiaries for fiscal years ended July 31, 1998 and 1997.

  . Audited consolidated financial statements for Lifschultz Industries and Subsidiaries for fiscal years ended July 31, 1999 and 1998.

  . Audited consolidated financial statements for Lifschultz Industries and Subsidiaries for fiscal years ended July 31, 2000 and 1999.

  . Hart Scientific and Calorimetry Sciences projected consolidated income statement for fiscal year ending July 31, 2001 prepared by Hart Scientific Management.

  . Hart Scientific projected consolidated income statement for fiscal year ending July 31, 2001 prepared by Hart Scientific Management.

  . Calorimetry Sciences projected consolidated income statement for fiscal year ending July 31, 2001 prepared by Calorimetry and Hart Scientific Management.

  . Hart Scientific Sales Forecast for fiscal year ending July 31, 2001 prepared by Hart Scientific Management.

  . "The Next Ten"--The Marketing Plan for Hart Scientific to Reach $20M in Annual Revenue prepared by Hart Scientific Management.

  .  Hart Scientific Product Catalog

  . Lifschultz Industries Form 10-KSB filed with the United States Securities and Exchange Commission for fiscal year ended July 31, 2000.

  . Lifschultz Industries Quarterly Report Form 10-QSB filed with the United States Securities and Exchange Commission for the quarter ended January 31, 2001.

  . Reviewed historical stock quotes and volume reported for Lifschultz over the period January 3, 2000 through May 15, 2001.

  . Selected data relating to Transactions in Instruments and Photographic Equipment Industries

  . Non-Binding Letter of Intent prepared by Danaher regarding the acquisition of Lifschultz Industries equity dated April 17, 2001

  .  The Draft Stockholders' Agreement dated April 19, 2001

  .  The Draft Agreement & Plan of Merger dated April 19, 2001

  .  The Shareholder List for Lifschultz Industries, Inc. as of March 2, 2001

  . Analyzed data, including valuation multiples for publicly traded companies operating in similar industries as of April and May 2001

  . Minutes of a Meeting of The Board of Directors of Lifschultz Industries held on April 23, 2001 relating to the Danaher "Letter of Intent"

  . Reviewed transaction premium data prepared by Houlihan Lokey Howard & Zukin as presented in Mergerstat Review 2000

  . Discussed the financial condition, results of operations, business and prospects of Lifschultz with the management of the Hart Scientific.

  . Reviewed economic data and the outlook for the specific industry in which the Company operates

  . Discussed with key management and reviewed information regarding the Company's present outlook with respect to future revenues and earnings

  . Reviewed the required rates of return for common stocks in general, bonds, and debt instruments

   In addition, HVA conducted discussions regarding matters pertinent to our analysis. Inquiries were made with Hart's Chief Executive Officer and Chief Financial Officer regarding the following matters: (i) the operations, financial condition, future prospects and projected operations and performance of the Company; (ii) whether management is aware of any events or conditions which might cause any of the assumptions set forth in this Opinion to be incorrect; (iii) whether management is aware of any material change in the Company's assets, financial condition or business outlook since the date of the Company's most recent financial statement; and (v) management's efforts in locating additional purchasers or merger candidates.

   Generally recognized financial analysis and valuation procedures were undertaken to ascertain the financial condition of the Company.

   HVA also performed such other analyses and reviewed and analyzed such other information as deemed appropriate.

   In rendering this opinion, HVA did not assume responsibility for independently verifying, and did not independently verify, any financial or other information concerning Lifschultz or its subsidiaries furnished to it by Lifschultz and Hart management. Nor has HVA independently verified publicly-available financial and other data regarding other companies operating in related businesses and used in our analyses. HVA has assumed that all such information is accurate and complete. HVA has further relied on assurances of management of Hart Scientific that they are not aware of any facts that would make such financial or other information relating to such entities inaccurate or misleading.

   HVA has assumed that there has been no material change in the assets, financial condition, results of operations, business or prospects for Lifschultz Industries, Inc. since the date of the last financial statement provided. HVA did not undertake an independent appraisal of the assets or liabilities of Lifschultz or its subsidiaries nor was HVA furnished with any such appraisals. HVA's conclusions and opinion are necessarily based upon economic, market and other conditions and the information made available to HVA as of the date of this Opinion. HVA expresses no opinion on matters of legal, regulatory, tax or accounting nature related to this transaction.

Limiting Conditions

   The Opinion is subject to the following limiting conditions:

     Neither HVA nor its principals have any present or intended interest in Lifschultz or its subsidiaries or in any related entities. Nor do HVA or its principals have any present or intended interest in Danaher. HVA's fees for the Opinion are based on professional time and a charge for the Opinion, and are in no way contingent upon the final conclusions derived.

     The Opinion is intended only for the specific use and purpose stated herein. It is intended for no other uses and is not to be copied or given to unauthorized persons without the direct written consent of HVA. The Opinion and information contained herein are valid only for the stated purpose and date of the study, and should in no way be construed to be investment advice.

     This engagement is limited to the production of the Opinion and the conclusions and opinions contained herein. HVA has no obligation to provide future services (e.g., expert testimony in court or before governmental agencies) related to the contents of the Opinion unless prior arrangements for such services have been made.

Conclusions

   Based upon the foregoing and reliance thereon, it is our opinion that the consideration to be received by the stockholders of Lifschultz in the proposed tender offer and merger, assuming it is consummated as proposed in the Merger Agreement is fair from a financial point of view to the disinterested shareholders of Lifschultz based on the circumstances existing as of May 15, 2001. HVA reserves the right, if events or facts subsequent to the date of the Opinion become known which have a material impact on the value of Lifschultz, or its subsidiaries, to supplement or withdraw the Opinion prior to the closing date of the Transaction.

   Delivery of the Opinion to the Board of Directors of Lifschultz is subject to the conditions, limitations and assumptions set forth in the Opinion.

   This Opinion is delivered to you subject to the conditions, scope of engagement, limitations and understandings set forth in this Opinion. This Opinion is subject to the understanding that the obligations of HVA in the Transaction are solely corporate obligations, and no officer, director, employee, agent, shareholder or controlling person of HVA shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates.

                                          Houlihan Valuation Advisors

                                                /s/ Stephen J. Nicolatus
                                          _____________________________________
                                                Stephen J. Nicolatus, ASA
                                               Accredited Senior Appraiser
                                             American Society of Appraisers

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